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CUSIP No. 663749 10 9                                          Page 1 of 4 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         NORTHBAY FINANCIAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.10 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   663749 10 9
                                   -----------
                                  (CUSIP Number)

                         Mr. Don J. McGrath
                         President and Chief Executive Officer
                         Bank of the West
                         180 Montgomery Street
                         San Francisco, CA 94104

                                Copies to:

                         Rodney R. Peck, Esq.
                         Pillsbury Madison & Sutro LLP
                         235 Montgomery Street
                         San Francisco, CA 94104
                         Telephone:  (415) 983-1516

- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THE STATEMENT.
                         (Continued on following pages)

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CUSIP No. 663749 10 9                                          Page 2 of 4 Pages



- --------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON                                   Bank of the West
     S.S. OR I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSON                               94-0475440

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                                                          WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 [  ]

- --------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California

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NUMBER OF      7.  SOLE VOTING POWER     965,305 (including option to acquire
SHARES                                   up to 547,354 in certain circumstances
BENEFICIALLY                             and proxies to vote 417,951 in certain
OWNED BY EACH                            circumstances) (See Item 5)
REPORTING
PERSON WITH

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               8.  SHARED VOTING POWER                                     -0-

               ----------------------------------------------------------------

               9.  SOLE DISPOSITIVE POWER                 547,354 (See Item 5)

               ----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                               -0-

               ----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY 965,305 (including option to acquire up to
     OWNED BY EACH REPORTING       547,354 in certain circumstances and
     PERSON                        proxies to vote 417,951 in certain
                                   circumstances)(See Item 5)

- --------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    35.1%

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14.  TYPE OF REPORTING PERSON                                                 BK

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CUSIP No. 663749 10 9                                          Page 3 of 4 Pages
                             Introductory Statement
                             ----------------------

     The reporting company hereby disclaims beneficial ownership of any securities of the issuer and by filing this Schedule 13D does not admit beneficial ownership for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

     This Amendment No. 1 dated April 26, 1996, to a Schedule 13D filed by Bank of the West, a California corporation ("BW"), relates to the common stock, par value $0.10 (the "Company Common Stock"), of Northbay Financial Corporation, a Delaware corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

     Item 3 is hereby supplementally amended to read in its entirety as follows:

     Pursuant to the Stock Option Agreement dated as of November 9, 1995 (the "Stock Option Agreement") among BW, NF Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of BW ("Sub"), and the Company, BW acquired the option (the "Stock Option"), exercisable only in certain circumstances, to acquire up to 547,354 fully paid and nonassessable shares (subject to adjustment for certain dilutive events) of the Company Common Stock, at a price of $13.25 per share. Execution and delivery of the Stock Option Agreement by the Company was a condition to the execution of the Agreement and Plan of Merger dated as of November 9, 1995, among BW, Sub and the Company (the "Merger Agreement"), pursuant to which Sub would, subject to certain conditions being satisfied or waived, be merged with and into the Company (the "Merger").

     The Merger occurred effective April 26, 1996, and, following consummation of the Merger, the Company and its wholly-owned subsidiary, Northbay Savings Bank, F.S.B., were merged with and into BW.

Item 4.  Purpose of Transaction.
- ------   ----------------------

     Item 4 is hereby supplementally amended as follows:

     The grant of the Stock Option, exercisable only in certain circumstances, to acquire shares of the Company Common Stock, was a condition to the execution of the Merger Agreement, pursuant to which Sub would, subject to certain conditions being satisfied or waived, be merged with and into the Company (the "Merger"). The Merger was consummated effective April 26, 1996. Following the Merger, the separate corporate existence of Sub ceased and the Company and its wholly-owned subsidiary, Northbay Savings Bank, F.S.B., were merged with and into BW.

     As a result of the Merger, each issued and outstanding share of Company Common Stock, not owned directly or indirectly by BW or the Company, was converted into the right to receive $15.75 in cash.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

     Item 5(a) and (b) are hereby supplementally amended as follows:

     (a) and (b). The grant of the Stock Option, exercisable only in certain circumstances, to acquire up to 547,354 shares (subject to adjustment for certain dilutive events) of Company Common Stock constituting approximately 19.9 percent of the issued and outstanding shares of Company Common Stock, without adjustment to reflect the issuance to BW of such 547,354 shares, was a condition to the execution of the Merger Agreement, pursuant to which Sub would, subject to certain conditions being satisfied or waived, be merged with and into the Company. The Merger was consummated effective April 26, 1996. Following the Merger, the separate corporate existence of Sub ceased and the Company and its wholly-owned subsidiary, Northbay Savings Bank, F.S.B., were merged with and into BW.

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CUSIP No. 663749 10 9                                          Page 4 of 4 Pages

     Concurrently with the execution and delivery of the Merger Agreement, members of the Board of Directors of the Company executed and delivered to BW certain proxies irrevocably appointing certain officers of BW as proxies of such directors for the sole purpose of voting all shares of Company Common Stock held of record and/or beneficially owned by such directors, as of the record date for the meeting of the stockholders of the Company at which the Merger Agreement was to be acted upon, or any adjournments thereof (the "Stockholders' Meeting"), in favor of the transactions contemplated by the Merger Agreement. The Stockholders' Meeting was held on March 29, 1996, and the Merger was consummated effective April 26, 1996.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 9, 1996.

                                        BANK OF THE WEST


                                    By /s/ DOUGLAS C. GRIGSBY

                                       Its  Executive Vice President and Chief
                                            Financial Officer